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                             June 24, 2024

       Vikas Desai
       Chief Executive Officer
       Achari Ventures Holdings Corp. I
       60 Walnut Avenue, Suite 400
       Clark, NJ 07066

                                                        Re: Achari Ventures
Holdings Corp. I
                                                            Amendment No. 5 to
Registration Statement on Form S-4
                                                            Filed June 14, 2024
                                                            File No. 333-276422

       Dear Vikas Desai:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 10, 2024 letter.

       Amendment No. 5 to Registration Statement on Form S-4

       General

   1. We note your response to comment 1 and reissue the comment. Please provide the information requested
in our comment, or revise to clarify the reasonable basis on which you have determined
that the reverse stock split will not be necessary. We note that
                                                        Vaso's historical
trading quotes and volume do not appear to support your
                                                        determination. Revise
the Q&A on pages 30-31 to provide a more complete view of the history of Vaso's share
price. Please also revise the references to Vaso's common stock as
                                                        "historically volatile"
to clarify your meaning of this term and your frame of reference.
       Fairness Opinion of River Corporate, page 217

   2. We note your response to comment 6 and reissue the comment. As Achari received the fairness opinion from
River Corporate and it is included in this document, please revise to
 Vikas Desai
Achari Ventures Holdings Corp. I
June 24, 2024
Page 2
      provide all information required by Item 1015(b) of Regulation M-A. Refer to Item 4(b)
      of Form S-4 and Item 14(a)(6) of Schedule 14A.
       Please contact Kristin Lochhead at 202-551-3664 or Jeanne Baker at 202-551-3691 if you
have questions regarding comments on the financial statements and related matters. Please contact Juan Grana at 202-551-6034 or Abby Adams at 202-551-6902 with any other questions.



                                                         Sincerely,

FirstName LastNameVikas Desai                            Division of
Corporation Finance
                                                         Office of Industrial
Applications and
Comapany NameAchari Ventures Holdings Corp. I
                                                         Services
June 24, 2024 Page 2
cc:       Timothy J. Kirby, Esq.
FirstName LastName